[redacted]

08029566

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X Clarke & Co.

Official Use Only
FIRM ID. NO.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benedict Fargione (212) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2? 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

3/18

G.X. CLARKE & CO.

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain positions of this filing, see section 240, 17a-5(e)(3).*

AFFIRMATION

I, Benedict J. Fargione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. at and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.

Benedict J. Fargione
Partner

Subscribed before me
this 21st day of February, 2008.

Gloria C. Cohen
Notary Public

GLORIA C. COHEN
ID # 2272670
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/6/2011

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.:

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2007 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2008

G.X. CLARKE & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash		$ 1,042,000
Receivables from brokers and dealers		24,522,000
Receivables from customers		47,496,000
Securities purchased under agreements to resell, including accrued interest		692,671,000
U.S. Government and agency securities owned:		
Pledged as collateral	$ 783,842,000	
Other	342,723,000	1,126,565,000
Interest receivable on securities owned		7,544,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $344,000		468,000
Other assets		1,321,000
TOTAL ASSETS		$ 1,901,629,000

LIABILITIES AND PARTNERS' EQUITY

Bank loan	$ 19,500,000
Payables to brokers and dealers	316,140,000
Payables to customers	14,603,000
Securities sold under agreements to repurchase, including accrued interest	835,101,000
U.S. Government and agency securities sold, but not yet purchased	674,980,000
Interest payable on securities sold, but not yet purchased	6,875,000
Other liabilities and accrued expenses	5,568,000
	1,872,767,000
Subordinated liabilities	5,800,000
PARTNERS' EQUITY	23,062,000
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 1,901,629,000

See notes to statement of financial condition.

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. INTRODUCTION AND BASIS OF PRESENTATION

The Company - G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Financial Information - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Transactions - Securities transactions involving U.S. Government and agency securities, including mortgage-backed securities, are reported at fair value on a trade date basis.

Financial Instruments Used for Trading - Securities owned and securities sold, but not yet purchased (securities sold short), including derivatives (futures and forwards), used in the Company's trading activities are recorded at fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of securities owned and securities sold, but not yet purchased, are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations similar instruments) or estimates made in good faith by management based on information available. A substantial percentage of the fair value of the Company's financial instruments owned and sold is based on observable market prices.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements plus accrued interest. In connection with these transactions and bonds borrowing and lending arrangements, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such transactions in accordance with general industry guidelines. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Office Equipment and Leasehold Improvements - Office equipment and leasehold improvements are recorded at cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease. At December 31, 2007, office equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Office equipment	$ 577,000	$ 297,000	$ 280,000
Leasehold improvements	235,000	47,000	188,000
Total	$ 812,000	$ 344,000	$ 468,000

Income Taxes - Federal, state and local income taxes are not provided on profits of the Company, as partners are individually liable for their own tax payments.

Accounting Developments - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company plans on adopting SFAS No. 157 beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 157 will have a material impact on the statement of financial condition of the Company.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS No. 159 will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company plans on adopting SFAS No. 159 beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have a material impact on the statement of financial condition of the Company.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

The amounts shown represent money balances receivable from and payable to brokers and dealers in connection with U.S. Government and agency securities, including mortgage-backed securities, transactions. Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and bonds borrowed transactions. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying statement of financial condition.

Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement dates, net payables arising from unsettled trades, and bonds loaned transactions.

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

The amounts shown represent money balances receivable from and payable to customers in connection with U.S. Government and agency securities, including mortgage-backed securities, transactions. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying statement of financial condition.

5. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

U.S. Government and agency securities, including mortgage-backed securities, owned and sold, but not yet purchased, consisted of the Company's proprietary trading accounts at fair value, as follows:

	Securities owned	Securities sold, but not yet purchased
Securities maturing in:		
Less than a year	$ 499,990,000	$ 189,496,000
One year, but less than five	328,533,000	347,597,000
Five years or longer	298,042,000	137,887,000
	$ 1,126,565,000	$ 674,980,000

Included in the $137,887,000 of securities sold, but not yet purchased with maturity dates of five years or longer is $188,000 of unrealized losses on forward sales of "to be announced" mortgage securities (i.e. securities having a stated coupon and term to maturity, although the issuer and/or the specific pool of mortgage loans is not known at the time of the transaction). The contractual or notional amount of such securities was $121,938,000.

6. COLLATERALIZED TRANSACTIONS

The Company may pledge its securities owned to collateralize repurchase agreements and other secured financings. At December 31, 2007, on a settlement date basis, U.S. Government and agency securities, including mortgage-backed securities, of $783,842,000 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Those securities have been separately reclassified on the statement of financial condition.

At December 31, 2007, the Company had borrowed U.S. Government and agency securities, including mortgage-backed securities, with a market value of approximately $233,666,000 which were collateralized by U.S. Government and agency securities owned having approximately the same market value. The counterparty has the right to repledge the collateral in connection with this transaction. The collateral pledged is reflected in the amounts reported in the preceding paragraph and has been separately reclassified on the statement of financial condition.

In addition, the Company had pledged securities owned and collateral received in connection with securities purchased under agreements to resell valued at approximately $302,747,000 as collateral for a tri-party repurchase agreement. These securities have not been separately reclassified on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

At December 31, 2007, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities purchased under agreements to resell with brokers and dealers. The fair value of such collateral at December 31, 2007, was approximately $686,505,000. In the normal course of business this collateral is used by the Company to cover short sales and to obtain financing in the form of repurchase and bonds loaned agreements and secured bank loans. At December 31, 2007, substantially all of the above collateral had been delivered against securities sold short or repledged by the Company to obtain financing.

7. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($15,500 for calendar year 2007). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $13,500 or 6% of participating partners' or employees' compensation.

8. COMMITMENTS AND CONTINGENCIES

The Company leased additional office space at its primary lease location beginning April 6, 2007, extending through June 30, 2016.

At December 31, 2007, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31,	Amount
2008	$ 574,000
2009	569,000
2010	572,000
2011	602,000
2012	579,000
Thereafter	2,028,000
	$ 4,924,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Securities sold, but not yet purchased, including mortgage-backed securities, represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the statement of financial condition.

9. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Government and agency securities, including mortgage-backed securities, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provides that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2007, the Company had liquid capital of $26,450,000, excess liquid capital (as defined) of $21,759,000 and total haircuts of $3,909,000. The Company's ratio of liquid capital to total haircuts was 6.77 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Government and agency securities, including mortgage-backed securities, the Company is engaged in various securities trading, borrowing and lending activities servicing primarily institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Credit Committee administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales of "to be announced" mortgage securities for trading purposes and to manage the Company's exposure to market and other risks. This activity is transacted on a margin basis through a futures commission merchant. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

Concentrations of Credit Risk - The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Financial instruments owned by the Company consist of U.S. Government and agency securities, including mortgaged-backed securities, as well as interest receivable on those securities, which in the aggregate, represent approximately 60% of the Company's total assets as of December 31, 2007. In addition, all of the collateral held by the Company for securities purchased under agreements to resell transactions, which represent 36% of the Company's total assets at December 31, 2007, consists of securities issued by the U.S. Government or agencies.

11. FAIR VALUE DISCLOSURE

Assets and liabilities recorded at fair value include securities owned and securities sold, but not yet purchased respectively. Financial instruments recorded at amounts that approximate fair value include short-term lending and borrowing agreements. Due to the short-term nature of many of these instruments or their variable interest rates, their fair values are not materially sensitive to shifts in market interest rates. Assets in this category include securities purchased under agreements to resell, receivables from brokers and dealers, customers, and interest. Liabilities in this category include securities sold under agreements to repurchase, payables to brokers and dealers, customers, and interest.

Taken together, financial instruments recorded at fair value and financial instruments recorded at amounts which approximate fair value represent substantially all recorded assets and liabilities.

12. SUBORDINATED LIABILITIES

At December 31, 2007, the Company had subordinated loan agreements outstanding totaling $5,800,000 with thirteen partners, one former partner, three employees and two former employees of the Company. The loans pay variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2008, 2009, 2010, 2011 and 2012.

Of the total $5,800,000 in subordinated loans, $5,646,000 of these loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2008

G.X. Clarke & Co.
10 Exchange Place - Suite 1005
Jersey City, NJ 07302

Dear Sirs:

In planning and performing our audit of the financial statements of G.X. Clarke & Co. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2 in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we would consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Partners, management, the Department of Treasury, the Financial Industry Regulatory Authority, the Federal Reserve Bank of New York, the SEC, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END